Exhibit 4.1

BP p.l.c.

RULES OF THE BP p.l.c. IST DEFERRED ANNUAL BONUS PLAN 2015

Adoption: 4th December 2014

Table of Contents

Contents		Page

1	Definitions	1

2	Operation of the Plan	3

3	Awards	4

4	Vesting and Release of Awards	6

5	Malus and clawback	7

6	Career Breaks	9

7	Leaving the Group before the Vesting Date	9

8	Variations in share capital, demergers and special distributions	11

9	Takeovers and restructurings	11

10	Exchange of Awards	12

11	Restrictions on issue of Shares	13

12	Terms of employment	13

13	General	14

14	Changing the Plan and termination	16

15	Governing law and jurisdiction	17

Schedule 1 US		18

Schedule 2 Restricted Cash Units		21

i

Rules of the BP p.l.c. IST Deferred Annual Bonus Plan 2015

Introduction

This Plan sets out the terms on which shares may be provided to employees who work in Integrated Supply and Trading and charterers and freight traders in the BP Shipping function. Any Bonus paid to employees selected for participation in the Plan, over a prescribed threshold, will be granted in the form an award of:

-	Restricted Share Units giving them a conditional entitlement to receive Shares for free on vesting; and/or

-	Restricted Shares which are transferred to them on grant on the basis that they must be returned to the extent the award lapses before vesting.

The conversion of Restricted Share Units into Shares and subsequent release of those shares is subject to continued employment until the applicable vesting dates.

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Award” means an award of Restricted Shares or Restricted Share Units;

“Bonus” means any amount which would, but for participation in the Plan, be payable under the, Charterer and Freight Trader Bonus Plan or any bonus plan operated by Integrated Supply and Trading or such other arrangement as the Designated Corporate Officer may designate for this purpose;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means any conditions imposed under rule 2.6, including any conditions relating to performance;

“Control” has the meaning given to it by 995 of the Income Tax Act 2007;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Deferral Percentage” means the percentage of a Participant’s Bonus which will be received in the form of an Award as determined under rule 2.2;

“Designated Corporate Officer” means the chief executive of Integrated Supply and Trading or other appropriate Corporate Officer authorised under BP’s System of Internal Control and associated delegations or, in either case, any person to whom he or she delegates any functions under the Plan;

“Financial Year” means the financial year of the Company from time to time;

“Grant Date” means the date which the Plan Administrator sets for the grant of an Award;

“London Stock Exchange” means London Stock Exchange plc;

“Market Value” has the same meaning given to it in rule 4.4;

“Member of the Group” means:

(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;

“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person who is participating in the Plan or his personal representative(s);

“Plan” means these rules known as “The BP p.l.c. IST Deferred Annual Bonus Plan 2015” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Conduct Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Conduct Authority;

“Release” means:

(i)	in the case of Restricted Share Units, conversion into Shares and the transfer of those Shares; or

(ii)	in the case of Restricted Shares, the restrictions described in the rules and the Restricted Share Agreement ceasing to apply;

and “Released” shall be construed accordingly;

“Restricted Share” means a Share (or as the case may be an ADS) transferred to a Participant on the basis described in rule 3.3;

“Restricted Share Agreement” is the agreement in relation to Restricted Shares referred to in rule 3.3;

“Restricted Share Unit” means a conditional entitlement to a receive Shares for free;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.5);

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006;

“Tranche” means, in respect of any Vesting Date, the number of Shares which would Vest on the Vesting Date under rule 4.1;

“Vesting” means the satisfaction of conditions such that the Award is Released, subject to any malus or clawback under rule 5 and “Vest” or “Vested” shall be construed accordingly; and

“Vesting Date” any date on which an Award Vests under rule 4.1.

2	Operation of the Plan

2.1	Eligibility

The Designated Corporate Officer may select to participate in the Plan in respect of a Financial Year:

2.1.1	any employee of a Member of the Group; or

2.1.2	any person who was an employee of a Member of the Group at any time during the Financial Year and who remains eligible to receive a Bonus in respect of the Financial Year; and

2.1.3	whose Bonus is above a designated financial level.

However, participation may not be extended to an employee who on the Grant Date is a director of the Company.

2.2	Deferral Percentage

When the Designated Corporate Officer selects a person to participate in the Plan in respect of a Financial Year, he or she will determine the Deferral Percentage for that person for that Financial Year or how the Deferral Percentage will be determined.

2.3	Grant

Where a Participant has been selected to participate in the Plan in respect of a Financial Year under rule 2.1, the Company will grant an Award to the Participant over the number of Shares determined under rule 2.4.

The Company will determine whether the Award will be an Award of Restricted Shares or Restricted Share Units or a combination.

Awards and their terms must be approved in advance by the Designated Corporate Officer.

2.4	Number of Shares subject to Awards

2.4.1	The number of Shares subject to the Award will be the Deferral Percentage of any Bonus for that Financial Year divided by the Market Value of a Share on the Grant Date and rounded down to the nearest whole Share. Any balance of the Bonus will be paid to the Participant in cash or such other form as the Designated Corporate Officer may determine.

2.5	Timing of operation

Awards may only be granted within 42 days starting on any of the following:

2.5.1	the date of adoption of the Plan;

2.5.2	the date of any general meeting of the Company;

2.5.3	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

2.5.4	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Awards;

2.5.5	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

2.5.6	the lifting of Dealing Restrictions which prevented the granting of Awards during any period specified above.

2.6	Conditions

2.6.1	The Vesting of an Award may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants. If Conditions apply, a Participant will be notified of the Conditions in such manner as the Company decides.

2.6.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change any Condition in accordance with its terms or in any way the Designated Corporate Officer sees fit.

2.6.3	Notwithstanding anything else in the Plan, Awards will only Vest to the extent that any Conditions are satisfied or waived.

2.7	No payment

A Participant is not required to pay for the grant of an Award.

2.8	Disclaimer of Awards

Any Participant may disclaim all or part of an Award within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Award will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

3	Awards

3.1	Terms of Grant

Awards are subject to the rules of the Plan and such other terms and Conditions as may be determined on or before the Grant Date by the Designated Corporate Officer.

3.2	Documentation of Restricted Share Units

The Company may notify a Participant of the terms of his grant of Restricted Share Units in such manner as it decides.

3.3	Documentation and transfer of Restricted Shares

3.3.1	The Participant must, in relation to his Restricted Shares, sign all such documentation as the Company may consider necessary to give effect to the Award including, without limitation:

(i)	the Restricted Share Agreement;

(ii)	a power of attorney or blank stock transfer form;

(iii)	any tax elections including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 or similar elections; and/or

(iv)	elections to transfer any liability, or agreements to pay, social security contribution

If he does not do so within a period specified by the Company, the Award will lapse at the end of that period.

3.3.2	The Restricted Share Agreement will provide that, to the extent that the Award lapses or ceases to be capable of Vesting, the Restricted Shares are forfeited and the Participant will immediately transfer his interest in the Restricted Shares, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Company. The Restricted Share Agreement will contain such other terms as the Company may prescribe.

3.3.3	As soon as reasonably practicable after the Participant has signed the documents specified above, the Company will arrange for the relevant number of Restricted Shares (or as the case may be ADS’s) to be transferred:

(i)	to the Participant; or

(ii)	to another person nominated by the Company to be held for the Participant;

on the terms of the Plan and the Restricted Share Agreement. If the Shares are transferred to the Participant, the Company may retain the share certificates or other documents of title.

3.4	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Restricted Share Units.

Except to the extent specified in the Restricted Share Agreement and these rules, a Participant will have all rights of a shareholder in respect of Restricted Shares until the Award lapses.

Any securities which the Participant receives in respect of Restricted Shares as a result of an event described in rule 8 will, unless the Designated Corporate Officer decides otherwise, be subject to the same restrictions as the corresponding Restricted Shares. This will not apply to any Shares which a Participant acquires on a rights issue or similar transaction to the extent that they exceed the number he would have acquired on a sale of sufficient rights under the rights issued nil-paid to take up the balance of the rights.

3.5	Dividend equivalents – Restricted Share Units

The number of Restricted Share Units granted to a Participant shall be increased as determined by the Plan Administrator to take account of the Net Dividends that would have been paid on the Shares subject to his Awards during the period between the Grant Date and the applicable Vesting Date (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends on Shares are paid, and will also attract Additional Restricted Share Units. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Awards by reference to which they were granted, including the same Vesting Date.

The Designated Corporate Officer may at any time decide to disapply this rule 3.5 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 3.5.

For the purposes of this rule 3.5, “Net Dividends” means the amount of the dividend less any notional tax credit.

3.6	Restriction on disposal of interest and hedging

A Participant must not sell, transfer, assign, hedge, charge or otherwise dispose of any Restricted Share Units or Restricted Shares or any interest in them and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to an Award. If he does, then the Designated Corporate Officer may determine that the Award will lapse. This will not apply to any disposal permitted under rule 4.6 (Withholding) or the transfer of Shares on a Participant’s death to his personal representatives.

4	Vesting and Release of Awards

4.1	Time of Vesting

Subject to the rest of this rule 4 and rules 6 and 7, an Award will Vest:

4.1.1	as to one third of the Shares subject to it on the first of anniversary of the Grant Date;

4.1.2	as to one half of the balance on the second anniversary of the Grant Date; and

4.1.3	as to the balance on the third anniversary of the Grant Date; or

in any case, if later, the date on which the Designated Corporate Officer determines the extent to which any Condition is satisfied (which he or she will do as soon as practicable following the relevant Vesting Date).

4.2	Consequences

Subject to rule 5 (malus and clawback), to the extent that an Award Vests under any of rule 4, 7, or 9, the Company will procure the Release of the Award (or the relevant Tranche) to the Participant (or as he may direct) on or as soon as practicable after the Vesting Date. In the case of Restricted Share Units, the Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer.

4.3	Lapse

If any Restricted Share Units lapse under the Plan, they will not be Released and a Participant will have no rights in respect of them. If any Restricted Shares lapse, the Participant will immediately transfer the Shares as described in rule 3.3 and the Restricted Share Agreement.

4.4	Cash alternative

The Company in its absolute discretion may decide to satisfy the Release of Restricted Share Units by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.6 (Withholding)). The cash amount must be equal to the Market Value of the Shares which would but for the application of this rule have been Released.

For the purposes of this rule 4.4, “Market Value” means in relation to a Share on any day:

4.4.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; and

4.4.2	in relation to an ADS the closing trading prices of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.

4.5	ADSs

The Plan Administrator may determine that certain Restricted Share Units and their Release will be in respect of ADSs and references in these rules to Shares, Awards and dividends shall be construed accordingly.

4.6	Withholding, deductions and offsets

The Company, any employing company or other Member for the Group or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Awards or their Release or the transfer of Shares or any change in the rights attaching to them. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares in respect of which the Award Vests.

In addition, it shall be a condition of the Vesting and/or Release of an Award that the Company, any employing Company or other Member of the Group may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

5	Malus and clawback

5.1	Application of malus and clawback

Notwithstanding any other rules of the Plan (including, without limitation, rules 7.2, 7.3 and 7.4), the Designated Corporate Officer may decide that malus and/or clawback will apply to an Award if the Designated Corporate Officer has determined that one or more of the following circumstances below (or, in the case of clawback, the circumstance described in rules 5.1.1, 5.1.2, 5.1.5 or 5.1.7) have arisen.

The circumstances are:

5.1.1	The Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant's position (or the position occupied by the Participant before he left the Group).

5.1.2	The performance of the Participant or the team, business area, member of the Group or profit centre in which he works has fallen materially below the level expected at the time of grant of the Award.

5.1.3	Results announced for any period have been restated or subsequently appeared materially financially inaccurate or misleading as determined by the Designated Corporate Officer.

5.1.4	A business unit or profit centre in which the Participant worked has made a material financial loss as a result of circumstances that could reasonably have been risk-managed and which leads to or is likely to create reputational damage to the Group.

5.1.5	Any team, business area, member of the Group or profit centre in which the Participant works has been the subject of any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it.

5.1.6	The Designated Corporate Officer determines that material reputational damage has been caused to the Group or any Member of the Group for which the Participant is responsible or accountable and which could have been reasonably avoided or mitigated.

5.1.7	Any other event as a result of which the Designated Corporate Officer considers that the application of this rule is appropriate.

5.2	Malus

Where the Designated Corporate Officer decides that malus will apply to a Participant:

5.2.1	the Award will lapse wholly or in part as he or she may determine; and/or

5.2.2	any future Vesting Date for the Award will be delayed by such period as he or she may determine; and/or

5.2.3	if the Award has already Vested but Shares have not yet been Released (because of, for example, any Dealing Restrictions), a reduced number of Shares as determined by the Designated Corporate Officer will be Released to the Participant.

5.3	Clawback

Where the Designated Corporate Officer decides that clawback will apply to a Participant then the Participant must transfer to or to the order of the Company, for no consideration, such number of the Shares which they have acquired pursuant to any Award as the Designated Corporate Officer may determine. If the Participant has sold any such Shares, they must pay to or to the order of the Company an amount equal to the Market Value of that number of Shares as at the date of such sale and provide such evidence of the sale as the Designated Corporate Officer may require.

5.4	General

5.4.1	For the avoidance of doubt, circumstances described in rule 5.1 can arise even if the Participant was not responsible for the event in question or if it happened before or after the Vesting or grant of the Award.

5.4.2	Malus and/or clawback may be applied differently for different Participants or for different Awards held by the same Participant in relation to the same event.

5.4.3	The Designated Corporate Officer will notify the Participant of any application of malus or clawback.

5.4.4	Without limiting rule 12, the Participant will not be entitled to any compensation in respect of any application of malus or clawback.

5.5	Joining a Competitor Organisation

Where a Participant has ceased to be an employee but has retained his Award as a consequence of rule 7.2 or 7.3 the Designated Corporate Officer retains the right to lapse his Award if, prior to acquiring the Shares, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be an employee. The Designated Corporate Officer will have the sole discretion to determine the definition of “Competitor Organisation”.

6	Career Breaks

6.1.1	If a Participant is on a Career Break on the date that his Awards would ordinarily Vest under the Plan, then unless the Plan Administrator determines otherwise in any particular case, the Awards will Vest and be Released in accordance with rules 4.1 to 4.6 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment.

6.1.2	Unless any of the reasons set out in rules 7.2.1, 7.4, 9.1, 9.2 or 9.5 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 6.1.1, then the Awards will lapse will lapse on cessation of employment. If any of the reasons set out in rules 7.2.1 or 7.4 does apply, the Awards will Vest and be Released in accordance with rules 4.1 to 4.6 as soon as practicable after cessation of employment. If any of the reasons set out in rules 9.1, 9.2 or 9.5 apply, Awards will Vest and be Released in accordance with those rules.

7	Leaving the Group before the Vesting Date

7.1	General rule on leaving employment

Unless rule 7.2 or 7.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the Vesting Date for a Tranche, then that Tranche will lapse on the date of cessation and he shall not be entitled to any Shares in respect of it and the Award will not Vest to any greater extent.

7.2	Leaving in exceptional circumstances

7.2.1	Other than when rule 6.1.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the Vesting Date for a Tranche for any of the reasons set out below then that Tranche will not lapse and will Vest and be Released to him on the Vesting Date in accordance with rules 4 and 7.2.3 unless the Plan Administrator decides that that Tranche will Vest and be Released before then. The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iii)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(iv)	redundancy; or

(v)	any other reason, if the Designated Corporate Officer so decides in any particular case (see rule 7.2.3).

7.2.2	The Designated Corporate Officer must exercise any discretion provided for in rule 7.2.1 (v) within 80 days after he/she becomes aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Awards will be treated as having lapsed on the date of cessation.

7.2.3	Where rule 7.2.1 (v) applies, the Designated Corporate Officer will determine the extent to which any Awards which have not Vested at cessation will Vest, the Vesting Date and any additional conditions of Vesting.

7.3	Leaving after the Vesting Date but before the Release of Awards

Subject to rule 5, if a Participant ceases to be an employee or director of any Member of the Group after a Vesting Date for a Tranche but before the Release of Awards (because of, for example, any Dealing Restrictions), then that Tranche of his Award will not lapse. In these circumstances, Award will still Vest in accordance with rule 4.

7.4	Death

If a Participant dies, his Awards do not lapse but will Vest on the date of death. The Awards will be Released to his personal representative(s) as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Release in cash calculated in accordance with rule 4.4.

7.5	Meaning of “ceasing to be an employee”

For the purposes of this rule 7, a Participant will not be treated as ceasing to be an employee of a Member of the Group until he ceases to be an employee of any Member of the Group or if he recommences employment with a Member of the Group within 7 days of cessation.

8	Variations in share capital, demergers and special distributions

If, before the transfer of Shares pursuant to the Vesting of Restricted Share Units, there is:

(a)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

(b)	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

(c)	a special dividend or distribution,

then the number of Shares to be Released shall be adjusted in such manner as the Designated Corporate Officer may determine.

9	Takeovers and restructurings

9.1	Takeovers

Where, before the Vesting Date for any Tranche, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, that Tranche will Vest to the extent described in rule 9.3 but subject to rule 9.4 (Exchange), on the date the person obtains Control and will be Released to a Participant as soon as practicable thereafter.

9.2	Schemes of arrangement

When, before any Vesting Date for any Tranche, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, that Tranche will Vest to the extent described in rule 9.3 but subject to rule 9.4, on the date of court sanction and will be Released as soon as practicable thereafter. This rule applies to a court sanction under Section 899 of the Companies Act 2006 or equivalent procedure under local legislation.

9.3	Extent of Vesting

Where a Tranche Vests under rule 9.1, 9.2 or 9.5, the number of Shares in respect of which it Vests will be:

9.3.1	determined in accordance with any Conditions (except to the extent that the Designated Corporate Officer decides or the terms of the Condition provide otherwise); and

9.3.2	unless the Designated Corporate Officer decides otherwise, the resulting number of Shares will be reduced on a pro-rata basis to reflect the portion of period between the Grant Date and the applicable Vesting Date which had not elapsed on the date on which it Vests.

9.4	Exchange

Awards will not Vest under either rule 9.1 or 9.2 but Awards will be exchanged under rule 10 (Exchange of Awards) to the extent that:

9.4.1	an offer to exchange the Awards is made and accepted by a Participant; or

9.4.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 9.1 applies) or court sanction (where rule 9.2 applies) that the Awards will be automatically exchanged.

9.5	Demergers or other corporate events

9.5.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 9.1 (Takeover), or 9.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Tranche of an Award which has not previously Vested, the Designated Corporate Officer may determine that Awards will Vest to the extent determined under rule .

9.5.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising his or her discretion under this rule 9.3.

9.6	Designated Corporate Officer

In this rule 9, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

9.7	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

9.7.1	suffer a tax disadvantage in relation to his Awards and/or their Vesting or Release (this being shown to the satisfaction of the Designated Corporate Officer); or

9.7.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that Awards will Vest and be Released on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Vesting and Release of those Shares will be made in respect of the number of Awards the Designated Corporate Officer permits.

10	Exchange of Awards

10.1	Timing of exchange

Where Awards (or any Tranches) are to be exchanged under rules 9.1 and 9.2 (Takeovers and Schemes of arrangements) the exchange will take place as soon as practicable after the relevant event.

10.2	Exchange terms

Where a Participant is granted new Awards in exchange for existing Awards, the new Awards:

10.2.1	must be equivalent to the existing Awards;

10.2.2	are treated as having been acquired at the same time as the existing Awards and will Vest and be Released in the same manner and at the same time;

10.2.3	are governed by the Plan as if references to Shares were references to the shares in respect of which the new Awards are granted and references to the Company were references to the Acquiring Company;

10.2.4	may provide (at the discretion of the Designated Corporate Officer) that the Vesting and Release of Shares is subject to Conditions.

11	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy the Release of Awards unless the Company in a general meeting approves in advance such issue or transfer if such approval is required.

12	Terms of employment

12.1.1	For the purposes of this rule 12, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

12.1.2	This rule applies:

(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

12.1.3	Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

12.1.4	The grant of Awards on a particular basis in any year does not create any right to or expectation of the grant of Awards on the same basis, or at all, in any future year.

12.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable or benefit bearing.

12.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

12.1.7	Without prejudice to an Employee’s right in respect of Awards, including their Vesting or Release, subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Awards or their Vesting or Release. Any and all discretions, decisions or omissions relating to the Awards or their Vesting or Release may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

12.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Awards or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan, or any grant of Awards or their Vesting or Release.

12.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and the Conditions, in consideration for, and as a condition of, the grant of Awards under the Plan.

12.1.10
Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

12.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

13	General

13.1	Consistency with regulatory requirements

Nothing in these rules or the terms of any Award will oblige the Company or any other person to transfer any shares or make payment which would be inconsistent with any law, regulation, guideline or rule book applicable to any Member of the Group or any remuneration policy adopted pursuant to such a law, regulation, guideline or rule book. To the extent that any Award is so inconsistent, the Designated Corporate Officer may adjust (retrospectively or otherwise) the number or class of shares or securities comprised in an Award and/or impose additional conditions on the Vesting of such Award.

No Member of the Group will be obliged to seek the approval of any regulator for any such transfer or payment but may make such changes as the Designated Corporate Officer considers are necessary or desirable to the terms of the issue, transfer or payment to ensure that consistency.

13.2	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Awards, including their grant, Vesting and Release, or any matter relating to the Plan will be final and conclusive.

13.3	Documents sent to shareholders

The Company may, if it considers it appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

13.4	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Awards, including their grant, Vesting and Release to that Participant.

13.5	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

13.6	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006.

13.7	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

13.7.1	administering and maintaining Participant records;

13.7.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

13.7.3	providing information to future purchasers of the Company or the business in which the Participant works;

13.7.4	transferring information about the Participant to a country or territory outside the European Economic Area;

13.7.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.

To the extent a Participant has already entered into any other data protection agreement, with any Member of the Group this rule 13.7 will be interpreted so as not to be inconsistent with or to limit that existing agreement or this agreement.

13.8	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

13.9	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

13.10	Notices

13.10.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:

(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him; or

(iii)	posted on the Company’s website;

or in the case of rules 13.10.1(i) or 13.10.1(ii) such other address, for example, work address, which the Plan Administrator considers appropriate.

13.10.2	Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

14	Changing the Plan and termination

14.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

14.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

14.3	National provisions

Notwithstanding any other provision of the Plan, but subject always to rule 14.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Awards granted to such Participants are not more favourable overall than the terms of Awards granted to other Participants.

14.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Awards granted before such termination will continue to be valid and will Vest and be Released as described in these rules.

15	Governing law and jurisdiction

English law governs the Plan. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan and Awards, including their grant, Vesting and Release unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1
US
This United States (“US”) Schedule has been adopted by the Company pursuant to rule 14.3 of the Plan and shall vary the terms of the Plan (including Schedule 2) (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States as of a Vesting Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with regard to a grant, Vesting or Release of Awards, including a non-resident alien taxpayer, with respect to some portion of a grant, Vesting or Release of Awards that is deemed to be income from a US source.

Rule 1 shall be varied by adding the following:

Definition of “Career Break” shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset.  The maximum recognized period for a Career Break for US Participants will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the Company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period, as determined in accordance with Section 409A of the Code.

Definition of “Change of Control” shall be replaced by the following:

 “Change of Control” shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-3(i)(5)(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

Rule 2.6.2 shall be varied by adding the following:

For purposes of Rule 2.6, the Designated Corporate Officer may not waive or change a Condition which requires a US Participant to remain employed or to continue to perform services as a condition of the Vesting or Release of Awards.

Rule 4 (Vesting and Release of Restricted Shares) shall be varied by adding the following:

Notwithstanding anything contained in the Plan rules to the contrary, no transfer of Shares or payment pursuant to this Plan may be made later than 2 ½ months after the end of the calendar year during which the applicable Vesting Date falls.

Rule 6 shall be varied by adding the following:

Rule 6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of Rule 67  to any US Participant, Rule 67 will be applied in a manner consistent with the provisions of Rule 7.2 of this US Schedule.

Rule 7.2.1 shall be replaced in its entirety to read as follows:

7.2.1	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group before the Vesting Date for any of the reasons set out below, his Awards do not lapse and will Vest and will be Released after the Vesting Date. The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of the Code. A US Participant will be considered Disabled if he is receiving benefits under the BP Long Term Disability Plan or has received a determination of disability for Social Security purposes; or

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. In no event will a resignation be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) If a US Participant’s termination of employment occurs by mutual agreement between the Participant and the Company to an agreed and planned exit date occurring after the end of the calendar year of grant, the Designated Corporate Officer may in his sole discretion permit the Award to continue to Vest according to its original terms, consistent with Rule 7.2.3.

Rule 7.4 shall be varied by adding the following:

Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.

Rule 9.1 shall be varied by adding the following:

This rule 9.1 will only apply when the Change of Control or corporate event described in rule 9.1 constitutes a Change of Control, as defined in this US Schedule.

Rule 9.3 shall be varied by adding the following:

Notwithstanding anything to the contrary, the transfer of Shares upon Award Vesting under rule 9.3 will be within 90 days after such corporate event.

Rule 9.4 shall be varied by adding the following:

This rule 9.4 is not intended to be applied to a US Participant.

Rule 9.7 shall be varied by adding the following;

Rule 9.7 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States.

The following shall be added as rule 16

16	US Tax Compliance and Deferrals

16.1	Compliance with Section 409A and Other Applicable Laws

To the extent that the grant of Awards results in the deferral of compensation under Section 409A of the Code: (i) the Plan is intended to comply with the rules under Section 409A; (ii) for US Participants the delivery of Shares or other property will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3); and (iii) notwithstanding the provisions of rule 13.6, the Plan shall be unfunded for the purposes of Section 409A.

Notwithstanding any provision of this plan to the contrary, including but not limited to rules 14.3 or 14.4 the Designated Corporate Officer may amend or terminate the grant, Vesting and/or Release of Restricted Units under this Plan at any time and without prior notice if he determines in his sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of a grant, Vesting and/or Release of Awards are amended or terminated, BP is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or Release of Awards.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2
Restricted Cash Units

1	Rules

The rules of the BP p.l.c. IST Deferred Annual Bonus Plan 2015 (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2 and (to the extent necessary) as modified by Schedule 1).

2	Definitions

“Restricted Cash Units” means a conditional entitlement to a payment of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to a payment of cash as described in paragraph 6 of this Schedule 2.

3	Restricted Cash Units

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 3.5 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units, Vesting and Release shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after any Vesting Date for grants made under this Schedule 2, the Plan Administrator will determine the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.4 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after any Vesting Date for grants made under this Schedule 2 that a Participant will be granted Unrestricted Cash Units for the applicable Tranche rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have Vested had a grant of Restricted Shares been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 4.6 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.